One Clarks Hill, Framingham Massachusetts, 01702 p 508 872-2625 f 508 872-2728 www.statsure.com

November 16, 2006

Via EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington DC 20549

Re:
StatSure Diagnostic Systems, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 17, 2005
Forms 10-QSB for the Quarterly Periods Ended March 31,
and June 30, 2006 File No. 000-21284

Dear Mr. James:

This letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated October 24, 2006 (the “Comment Letter”).  Our responses follow the text of each Staff comment reproduced consecutively for your convenience in bold below.

In response to the Comment Letter, the Company elected to restate its previously issued financial statements for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, and for the year ended December 31, 2005, included in the Company's Annual Report on Form 10-KSB, and for the quarterly reports on Forms 10-QSB ended March 31, 2006 and June 30, 2006, respectively. On October 13, 2006, the Company filed a Current Report on Form 8-K reporting that the aforementioned financial statements and should no longer be relied upon. The Company intends to restate the aforementioned financial statements and file the related amended reports with the SEC in the very near future. In an effort to expeditiously effect the restatements of financial statements and the amended filings of related SEC reports, the Company is submitting this letter, and intends to file on November 20, 2006 Form 10-QSB for the quarter ending June 30, 2006 utilizing the Company’s restated financial statements for the relevant prior periods, and attempting in this current filing to implement in all respects Staff requests contained in the Comment Letter. The Company wishes to ascertain if they are any further Staff comments in respect of this letter and/or the Form 10-QSB for the quarter ending June 30, 2006 prior to restating our financial statements and filing the related amended reports.

Comment No 1:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 23

Overview and Outlook, Page 23

Based upon information publicly available on the FDA website at www.fda.gov, we note that a warning letter was issued to the company by the FDA on August 25, 2005. Provide us with an update on the status of the issues raised in the letter and explain how you concluded that disclosure of the warning letter and the issues identified therein were not material to an investor's understanding of the status of your IDE and PMA requests filed with the FDA.

The August 25, 2005 FDA warning letter (the “FDA Letter”) detailed certain deficiencies in our compliance with administrative protocols regarding our trials for our rapid HIV test performed at various clinical sites. We believed that the FDA Letter referred to deficiencies occurring in First Quarter 2005, in response to which the Company had initiated corrective trial procedures from June 2005 to August 2005, prior to issuance of the FDA Letter, culminating in the submission of a Supplemental Study to the FDA in October 2005 to satisfy FDA concerns. In September 2006, the Company settled patent litigation with Chembio Diagnostic Systems, Inc. and agreed to jointly market our proprietary technology with Chembio, which has obtained the necessary FDA approval for an identical product. Accordingly, the Company has since abandoned its program to obtain a PMA for its product. The Company filed a Current Report on Form 8-K October 24, 2006 reporting the withdrawal of its PMA application to the FDA.

In our report on Form 10-KSB for the fiscal year ended December 31, 2005, the Company characterized the FDA Letter as a request by the FDA for “certain additional testing”, and reported “the Company completed this work in the summer of 2005 and a Supplemental Study to the PMA was submitted in October 2005 to satisfy this request”. Since the Company believed that by the summer of 2005, the Company’s protocols for the manufacturing and clinical trials were in compliance and the test performance was within the established parameters for FDA approval, the Company did not regard the issuance of the FDA Letter as relevant at the time it was issued. The Company believed at the time, and believes now, that the issuance of the FDA Letter was not a material fact bearing on the ultimate approval of the product by the FDA because the FDA Letter referred to conditions relating to the Company’s application that existed in prior periods, which the Company had considered remedied by summer 2005; the Company was of the view the issues identified therein were not material to an investor’s understanding of the status of the Company’s application filed with the FDA. In considering today the matter of disclosure of the FDA Letter, the Company considers that disclosure of issuance of the FDA Letter and relevant circumstances would have been advisable, permitting investors to arrive at their own conclusions.

Comment No 2:

Liquidity and Capital Resources, page 27

With a view towards disclosure, please tell us the nature of the custom assembly machinery that you had built during 2004, 2005 and 2006. We note that you ref1ect a balance for this equipment of $664,401, or 52%, of total assets, as of December 31, 2005. Although you disclose on page F-12 that you expected the equipment to be placed in service by May 2006, we note from your June 30, 2006 Form 10-QSB that you still reflect this amount as equipment under construction. Please tell us the status of the equipment.

The Company built this equipment for the purpose of manufacturing our HIV test product, for which there has been a pending application before the FDA. On September 29, 2006 the Company settled patent infringement litigation with Chembio Diagnostic Systems, Inc., and entered into an agreement with Chembio to jointly manufacture and distribute an HIV test product employing our proprietary technology, for which Chembio had obtained FDA approval. The equipment is owned by the Company, and is expected to be placed into service in Fourth Quarter 2006.

Comment No 3:

Critical Accounting Policies and Estimates- Allowance for Uncol1ectible Accounts Receivable, Page 29

We note the brief discussion relating to the increase in your allowance for uncollectible accounts in 2005. In light of the material amount, tell us and revise future filings to include in MD&A a detailed discussion of the facts and circumstances that resulted in the increase in 2005. As we note that $102,477, or approximately 95 percent, of the allowance at December 31, 2005 related to the receivables of one former customer, explain whether the increase in the allowance reflected the corresponding deterioration of that customer's credit quality and a change from partially to fully reserving for these receivables.

We have taken a 100% allowance of $102,477 against the receivables of $102,477 from this one customer. We have referred this account over to attorneys for collection and at this time are uncertain if this will result in any collection of the outstanding account. As suggested by your comment, we will state this more clearly in future filings.

Comment No 4:

Item 8A. Control and Procedures, page 33

We note your statement that the company's certifying officers have concluded "that the disclosure controls and procedures were effective as of December 31, 2005, to provide reasonable assurance of the achievement of these objectives." Please revise future filings, including the amended document, to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

We will make the changes you request in future filings, including the amended Form 10-KSB.

Comment No 5:

The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. In future filings, including the amended document, please remove the language or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

We will make the changes you request in future filings, including the amended Form 10-KSB.

Comment No 6:

Signatures, page 44

The signature page does not include signatures of your executives and directors. That is, you have not provided the required conformed signatures consistent with the guidance in Item 302(a) of Regulation S-T. In addition we note a similar situation relating to the auditors' report on page F-l and the certifications required by Items 601(b) (31) and (32). Please amend the Form 10-KSB to file a properly signed document, including a signed auditors' report and certifications.

We will amend the Form 10-KSB accordingly.

Comment No 7:

Financial Statements, page F-1

Statement of Operations, Page F-3

We note that you present "stock based compensation and employment recruiting expense -non-cash" as a separate line item on your statements of operations. In future filings, please revise the statement to present share-based compensation charges in the same captions as the ones in which you present cash compensation paid for the same services, i.e., by category of expense and not by method of payment. As indicated in SAB Topic 14-F, you may also disclose the amount of the related stock based compensation charges in a parenthetical note to the appropriate statement of operations line items, on the statement of cash flows, in the notes to the financial statements, or within MD&A This comment also applies to your quarterly filings on Form 10-QSB.

We agree with your comment. In future filings we will not present “stock-based compensation” expense separately on the statement of operations. Instead we will include the expense in the same captions in which the cash compensation component is presented.

Comment No 8:
Note 9. Debenture Payable, page F-13

We note that you recorded a beneficial conversion feature of $2,614,400 while the proceeds from the debt were $1,510,000. Under paragraph 6 of EITF 98-5, the discount related to the beneficial conversion feature would be calculated based on its intrinsic value and is limited to the amount of the proceeds allocated to the convertible debt instrument. Please tell us how you calculated the amount of the beneficial conversion feature and explain how your calculations are consistent with EITF 98-5.

We agree with your comment and have noted that we incorrectly did not limit the value of the beneficial conversion feature to the amount of the proceeds of $1,510,000. We will revise the financial statements for all periods that have been impacted by this error. Our revised calculation of the beneficial conversion feature for each convertible note is limited to the proceeds of the note. The total amount of revised beneficial conversion feature is $1,510,000 as detailed in the table below:

Date	Deposits-$	Stock price -$	Price used for benefit -$	Conversion Price	# shares	Benefit per Share -$	Intrinsic value $	BCF Limited to Proceeds $

01/21/2005	400,000	2.20	2.20	1.00	400,000	1.20	480,000	400,000
02/04/2005	200,000	2.65	2.65	1.00	200,000	1.65	330,000	200,000
02/09/2005	500,000	2.95	2.95	1.00	500,000	1.95	975,000	500,000
04/08/2005	60,000	2.99	2.99	1.00	60,000	1.99	119,400	60,000
04/20/2005	100,000	2.90	2.90	1.00	100,000	1.90	190,000	100,000
04/20/2005	100,000	2.90	2.90	1.00	100,000	1.90	190,000	100,000
06/08/2005	150,000	3.20	3.20	1.00	150,000	2.20	330,000	150,000
							2,614,400	1,510,000

The beneficial conversion feature at each issuance date of convertible debt is the excess of the stock price on that date over the conversion price of $1.00 multiplied by the number of shares that the investor can convert into. In each case the calculated beneficial conversion feature is more than the proceeds received for the convertible debt. In each case, the revised beneficial conversion feature is limited to the proceeds. Accordingly, we believe our revised calculations of beneficial conversion feature totaling $1,510,000 are consistent with paragraph 6 of EITF 98-5.

It may also be noted that initially we had recorded the full amount of the beneficial conversion feature totaling $2,614,400 in the statement of operations in the periods in which the corresponding convertible debt was issued. Per EITF 00-27: Application of Issue No. 98-5 to Certain Convertible Instruments (‘EITF 00-27”), in Issue no. 6, it has been clarified by the Task Force that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. Our convertible debt instruments have a stated redemption date of January 1, 2009. We have recalculated the accretion of beneficial conversion feature using the effective interest method. The financial statements for all periods that have been impacted by this error will be corrected to reflect the revised accretion of the beneficial conversion feature in accordance with EITF 00-27. Our revised calculations of the expense through June 30, 2006, related to accretion of beneficial conversion feature is reflected below:

	Beneficial Conversion Feature
Period Ended	Original Expense Recognized -$	Revised BCF Exp -$	Difference -$

1st Qtr 2005	1,785,000	6,723	1,778,277
2nd Qtr 2005	829,400	78,416	750,984
3rd Qtr 2005	-	36,310	(36,310)
4th Qtr 2005	-	65,148	(65,148)

10K 2005	2,614,400	186,597	2,427,803

1st Qtr 2006	-	117,612	(117,612)
2nd Qtr 2006	-	866,230	(866,230)

	2,614,400	1,170,439	1,443,961

We will restate the financial statements for the interim periods ended September 30, 2005 (which will include the March 31, 2005 and June 30, 2005 restatements), March 31, 2006 and June 30, 2006 and for the annual period ended December 31, 2005, to incorporate the necessary adjustments for accounting of the revised beneficial conversion feature and the revised accretion.

Comment No. 9:

Note 10. Equity Transactions, page F-13

We note the disclosure relating to the 200,000 warrants issued for services in January 2005. Tell us and revise the note in future filings to disclose the method yon used to determine the fair value of the warrants. If you did not use one of the option pricing -models called for in SFAS 123, then please tell us why. In addition, address your reasons for applying a 30% discount to the listed price of your common stock in arriving at the fair value used in your model.

We have noted your comment and we will revise our future filings to disclose the method and our assumptions stated below to determine the fair value of the warrants. We have calculated the fair value of the warrants on the date of issuance using the Black Scholes method. In calculating the fair value, we used the following assumptions for the inputs:

Expected term (in years)	4.92;
Expected stock price volatility	200.41%;
Risk-free interest rate	3.71%;
Expected dividend yield	0.00;
Estimated fair value of the stock	1.40.

The estimated fair value of the stock is after a 30% discount to the listed price of the common stock price on the date of the grant. The rationale for the 30% discount was considered under SFAS 123 which calls for fair value valuation of equity instruments issued as compensation to employees or consultants. Our rationale for the discount to the listed price is there are post-vesting restrictions on the sale of underlying common stock issuable upon exercise of warrants, the Company’s stock is thinly traded with few firm bids, low volumes and no history that provides evidence or precedent of block sales of common stock into the market. The Company was financed with convertible debentures by “insiders” holding a majority of the Company’s common stock. The terms of the conversion options on these loans called for a discount of 25% to the market trading price of the common stock on the conversion date. It is the Company’s position that any financing transaction done with an outside third party would need at least this level of discount, if not more. If a block of shares were to enter the market under time sensitive conditions, the Company believes that its equity price might decline more than 30%, based on examination of the current bids posted and bid size and assuming that market makers have no incentive to purchase more shares than posted on the quotation system, especially in a market with little volume history. Thus the Company believes that the accounting for this transaction accurately reflects “Fair Market Value,” as cited in the SFAS 123. Any other adjustment would not be a true representative of Fair Market Value.

Comment No. 10:

Please tell us and revise future filings to provide all of the disclosures required by paragraphs 46 - 47 of SF AS 123 and, as applicable, paragraphs 64 and A240 -A241 of SFAS 123R, for the 1,100,000 variable plan options you issued to executives in March and May of 2005. Please note that separate disclosure for these variable plan options may be required under paragraph 47 of SF AS 123 and paragraph A240(f) of SF AS 123R

We have noted your comment and we will revise our future filings to provide separate disclosures related to variable options in accordance with paragraphs 64 and A240 - A241 of SFAS 123R.

We believe your reference to paragraphs 46 - 47 of SFAS 123 is to provide disclosures for the year ended December 31, 2005 and reference to paragraphs 64 and A240 - A241 of SFAS 123R is to provide disclosures for the interim periods ended March 31, 2006 and June 30, 2006.

We do agree that in terms of paragraph 47 of SFAS 123 or A241, as applicable, that the disclosures related to the 1,100,000 variable options should be provided separately from disclosures related to other options which are not variable. Having said that and although the disclosures for variable options and non-variable options have not been made separately, we do believe that the current disclosures in the annual financial statements for 2005 and the interim financial information for periods ended March 31, 2006 and June 30, 2006 do provide information related to variable options.

Comment No 11:

Exhibit 32, page 47

We note that the Section 906 certification included in Exhibit 32 refers only to your chief executive officer and not your chief financial officer. Under Section 906 of the Sarbanes- Oxley Act of 2002, you should accompany each periodic report containing financial statements filed pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 by a written statement by both your chief executive officer and chief financial officer. Under Section 906, the statement should certify that the periodic report containing the financial statements fully complies with the requirements of section 13 (a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer. Please amend the filing to include the required certifications.

We will amend the Form 10-KSB to include the certifications you have requested.

Comment No 12:

Form 10-QSB for the Quarterly period Ended March 31, 2006

Financial Statements, page 3

The sum of certain columns in your March 31, 2006 and December 31, 2005 balance sheets and March 31, 2005 and 2006 statements of cash flows do not reconcile to the amounts shown as subtotals and totals for those columns. Please amend the filing to include complete and corrected interim financial statements or advise us.

Our submission to the EDGAR service bureau was correct in all totals. However, it seems one number was shifted between columns when Edgarizing and we were unaware of this until now. We will correct in the amended filing.

Comment No. 13:

Statements of Cash Flows, page 5

Please tell us why you do not include the 550,000 options granted in the three months ended March 31, 2005 in your supplemental disclosure of non-cash investing and financing activities. We note that you provided the disclosure in your March 31, 2005 Form 10-QSB as amended. Otherwise, disclose the information in the amended Form 10-QSB.

We have noted your comment and we will include the required non-cash financing disclosure in the restated Form 10-QSB for the period ended March 31, 2006. We have concluded that our failure to include the disclosure was an oversight.

Comment No. 14:

Note 4. Restatement page 8

14. We note from your disclosure that prior to filing your Form 10-KSB for the fiscal year ended December 31, 200S on April 14, 2006, you determined that your previously filed Form 10-QSB for the quarterly periods ended March 31, June 30, 2005 and September 30, 2005 were misstated for two errors One of the errors related to the accounting for the beneficial conversion feature on your 9% convertible debentures that were issued on January 19, 2005 and the other error related to the accounting for options granted to an employee. We noted no discussion of these errors in your Form 10-KSB for the year ended December 31, 2005. Likewise, your Forms 10-QSB for the periods ended March 31, 2006 and June 30, 2006 have only included the restated amounts for the quarterly and year to date periods then ended. Please address the following:

•
File an amendment to your Form 10-QSB for the period ended September 30, 2005 to properly reflect the correction for these errors and include all of the disclosures required by SFAS 154 with respect to the restatement or tell us why an amendment is not required.

•
File a Form 8-K to provide all the disclosure required by Item 4.02 of Form 8-K or tell us why you are not required to file this information. We note that Item 4.02 of Form 8-K requires you to disclose such information whenever you conclude that any previously issued financial statements, covering one or more years of the interim periods for which you are required to provide financial statements under Regulation S-B, should no longer be relied upon because of an error in such financial statements. General Instruction B of Form 8- K states that the Item 4.02 Form 8-K should be filled within four business days after occurrence of the event. Refer also to the Frequently Asked Questions on Current Report on Form 8-K found our website at

We agree with your comment and we will file restated Form 10-QSB for the quarter ended September 30, 2005, to properly reflect the impact of the two errors, as further adjusted for our response to your comment no. 8 (see above). We will also provide the disclosures required by SFAS 154 with respect to the restatement. Please note that, as suggested by you, we will include in the restated Form 10-QSB for the quarter ended September 30, 2005, the information to restate the financial statements for the interim periods ended March 31, 2005 and June 30, 2005.

Further we confirm that we have filed a Form 8-K, which provides the disclosure required by Item 4.02 of Form 8-K to inform the investors that the financial statements for the affected periods should not be relied upon due to errors in them. The Form 8-K was filed on October 13, 2006.

Comment No. 15:

We note no discussion of variable plan accounting on page F-13 of your December 31, 2005 Form 10-KSB where you disclose the stock options issued to employees in March and May of 2005. Please provide us with your accounting and valuation of these options as of March 31, June 30, September 30, and December 31, 2005 and March 31, and June 30, 2006. Please also discuss how you determined the appropriate amortization in each period.

We have noted your comment and we will discuss in greater detail our accounting for the variable options issued by us in the footnotes to our restated Form 10-KSB for the year ended December 31, 2005. As required by your comment, we explain below our accounting and valuation of these options at various dates.

Accounting, Valuation and Amortization in 2005:
We accounted for the variable stock options issued to the two employees as per the provisions of APB 25 “Accounting for Stock Issued to Employees” and related Interpretations. 550,000 stock options were granted to one employee on March 25, 2005 and another 550,000 stock options were granted to another employee on May 2, 2005. Both employment agreements provided for immediate vesting of 100,000 stock options at an exercise price of $.0.10 on date of grant and then vesting of the remaining 450,000 stock options in three equal tranches of 150,000 stock options on October 1, 2005, October 1, 2006 and October 1, 2007, at an exercise price that shall be equal to the lesser of (i) 66-2/3% of the price per share of Common Stock as established in any Company offering and sale of Common Stock occurring prior to April 30, 2006, and (ii) $1.00 per share.
The accounting for stock options granted to the two employees was similar. On the date of each grant and on each reporting period as of March 31, 2005, June 30, 2005, September 30, 2005, and December 31, 2005, we measured the intrinsic value of these stock options as the difference between the exercise price as applicable and the market value of the common stock as of each respective dates, discounted by 30% based on the rationale explained under comment no. 9. On date of grant, compensation expense recorded was the intrinsic value as of that date for the 100,000 options vested. On each reporting period-end date, we recalculated the intrinsic value per stock option as stated above. We next calculated separately for each of the three tranches of 150,000 stock options, the cumulative compensation expense to be recorded for them, based on the number of days since the grant date to the reporting period-end date divided by the total number of days from grant date to their respective vesting date, multiplied by the intrinsic value per stock option multiplied by 150,000 (number of options in each tranche). The compensation expense to be recorded for the quarter was then calculated separately for each tranche as the difference between the cumulative compensation expense as of end of immediate prior interim period end and the current interim period end. We clarify below the above calculations by way of a formula:

A= B/C*D*150,000 and A2=A-A1, where,
A is the cumulative compensation expense for one tranche as of end of a reporting period.
B is number of days since the grant date to the reporting period-end date
C is total number of days from grant date to their respective vesting date
D is the intrinsic value per one stock option
A1 is the cumulative compensation expense for one tranche as of end of a prior reporting period
A2 is the current period compensation expense

We continue in this fashion for each tranche until it is vested. As of June 30, 2006 only the first tranche has vested. We provide below a summary of the compensation expense as previously recorded in each of the quarterly filings for 2005 and the restated amounts that we should record in each quarter of 2005:

Quarter Ended	Original APB 25 Valuation For Three Mos. Ended	Revised FIN 28 For Three Mos. Ended	Profit & (Loss) Difference For Three Mos. Ended Qtr	Cumulative Profit & (Loss) Difference As Of

1st Qtr 2005	$8,910	$228,371	$(219,461)	$(219,461)

2nd Qtr 2005	120,084	324,938	(204,854)	(424,315)

3rd Qtr 2005	92,586	(19,756)	112,342	(311,973)

	$221,580	$533,553	$(311,973)

The second column in the above table reflects the expense amounts that are reflected in the filed Form 10-QSBs for the respective quarters. The third column in the above table reflects the revised corrected expense/income amounts with attribution calculated in accordance with FIN 28 for the respective quarters. The remaining fourth and fifth columns are self-explanatory.

The correct cumulative FIN 28 expense for the year ended December 31, 2005 was computed at $448,973 and we recorded in our fourth quarter 2005 results a catch-up adjustment for $227,393 ($448,973 less $221,580, see total of second column in table above). As such, our 10-K for 2005 reflects the correct expense for 2005. To properly book the adjustment in the relevant 2005 quarters, the amounts that need to be booked for the first three quarters are reflected in column four (see the table above). Accordingly, as suggested by the SEC Staff, we will restate the financial statements for the interim period ended September 30, 2005, which will also include information related to the March 31, 2005 and June 30, 2005 restatements. After recording these quarterly adjustments for the first three quarters, our adjustment for 4th Quarter, 2005 in our books and records would be income (or a credit) to compensation expense for $90,393.

Accounting, Valuation and Amortization in 2006:
Effective January 1, 2006, we adopted the provisions of SFAS 123 (R ): Share Based Payments. We chose to use the modified transition approach to account for options outstanding as of date of adoption. Per paragraph 74 of SFAS 123 (R ), measurement and attribution of compensation cost for unvested share-based payment awards prior to the adoption of SFAS 123 (R ) must be based on the original measure of the grant-date fair value and the same attribution method used previously under the provisions of SFAS 123 for either recognition or pro forma purposes. No change to the grant date fair value of previously reported share-based payment awards is permitted. Accordingly, to account for the compensation cost in 2006 for the options granted to Mr. Peltzman and Mr. Pattison, the following procedure was used:

First we determined the outstanding options as of January 1, 2006, which were 600,000 in total. For these options we considered the previously calculated grant date fair value per SFAS 123 using the Black Scholes method. We used this calculation to determine the compensation expense that would be recorded for the three months ended March 31, 2006 using the grant date fair value multiplied by the increase in % of vesting as of end of March 31, 2006 as compared to the % vested as of December 31, 2005. This is further explained below in a table format:

Description	Grant Date Fair Value - $	% Vested as of 12/31/05	% Vested as of 3/31/06	Compensation for the quarter ended 3/31/06- $
Mr. Peltzman-150,000 to vest on 10/1/06	337,050	Approx. 51%	Approx. 67%	54,558
Mr. Peltzman-150,000 to vest on 10/1/07	337,050	Approx. 31%	Approx. 40%	32,936
Mr. Pattison-150,000 to vest on 10/1/06	279,750	Approx. 47%	Approx. 64%	48,605
Mr. Pattison-150,000 to vest on 10/1/07	279,750	Approx. 28%	Approx. 38%	28,514

The % vested at the end of each period is calculated by taking the number of days from date of grant to the end of reporting period, divided by the total number of days from date of grant to the vesting date. The compensation column is calculated by multiplying the grant date fair value by the increase in % as of 3/31/06 from the % as of 12/31/05. It may be noted that the above stated vesting % are rounded and hence approximate. However, the compensation expense is calculated accurately based on the exact change in vesting %.

The compensation expense for the three months ended June 30, 2006 was calculated similarly as further explained below in a table format:

Description	Grant Date Fair Value -$	% Vested as of 3/31/06	% Vested as of 6/30/06	Compensation for the quarter ended 6/30/06 -$
Mr.Peltzman-150,000 to vest on 10/1/06	337,050	Approx. 67%	Approx. 83%	55,165
Mr. Peltzman-150,000 to vest on 10/1/07	337,050	Approx. 40%	Approx. 50%	33,302
Mr. Pattison-150,000 to vest on 10/1/06	279,750	Approx. 64%	Approx. 82%	49,145
Mr. Pattison-150,000 to vest on 10/1/07	279,750	Approx. 38%	Approx. 48%	28,830

Item 3. Controls and Procedures, page 22

16. We note your disclosure that your president and chief financial officer "concluded that as oft he date of the evaluation [your] disclosure controls and procedures are effective to ensure that all material information required to be filed in [the] report has been made known to them." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including the amended document, or revise the disclosure so that the language that appears after the word "effective" is substantial1y similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

We will include your requested changes in future filings, including the amended Form 10-KSB.

17. We note that you refer to the evaluation performed by your president and chief financial officer of your disclosure controls and procedures and their conclusion on the effectiveness thereof. We also note that the certifications provided in Exhibits 31.1 and 31.2 were signed by your CEO and CFO and not your president. In future filings, including the amended document, consistent with Item 307 of Regulation S-B, please disclose the conclusions of your "principal executive and principal financial officers" regarding the effectiveness of your disclosure controls and procedures, Confirm to us that your president was your "principal executive" during the periods

Our reference in Item 3 to the evaluation performed by our president is erroneous and should have stated the evaluation was performed by our principal executive officer, our chief executive officer. Our president, has been in past periods our “principal executive”, but was not our “principal executive” during these periods. Our “principal executive’ was during these periods, and is now, our chief executive officer. We will disclose the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures in future filings, including the amended Form 10-QSB.

Signatures, page 25

18. The signature page docs not include signatures of your executives and directors, That is, you have not provided the required conformed signatures consistent with the guidance in Item 302(a) of Regulation S-T. Please amend the Form 10-QSB to file a properly signed document.

We will amend the Form 10-QSB as you have requested.

Exhibit 31.1 and 31.2

19. We note that your certifications are not in the exact form set out in Item 601 (b) (31) of Regulation S-B. For example, we note that you have replaced the term "small business issuer" with "the registrant" and that you have eliminated the phrase "the small business issuer's other certifying officer and I. ..” in paragraphs 4 and 5. In future filings, including the amended documents, please provide certifications that are in the exact form set out in Item 601 (b)(31) of Regulation S-B. This comment also applies to your Form 10-QSB for the period ended June 30, 2006.

We will make the changes you have requested in future filings, including the amended Form 10-QSB.

Comment No. 20:
Form10-QSB for the quarterly period June 30, 2006

Financial Statements, Page 3

Note 4. Restatement, page 8

We note that you restated the number of weighted average shares outstanding for the six months ended June 30, 2005 from 31,140,430 shares to 31,709,491 shares. Please tell us the reasons for this restatement and amend the filing to provide all of the disclosures required by SFAS 154 related to this change.

We noted your comment and conclude that this is an input error. The number of weighted average shares should be 31,140,430 shares. However, it may be noted that EPS is not affected. We will restate the Form 10-QSB for the period ended June 30, 2006 to reflect the correct number of weighted average shares.

Comment No. 21:
Note 6. Debentures Payable, Page 9

We note that in May 2006 you issued 798,056 and 701,754 shares of common stock at $0.90 and $0.57 per share for the "induced conversion" of $1,109,608 in convertible debentures with interest. To help us understand your accounting for these transactions, please respond to the following:

•	Tell us the dates and significant terms of the conversion/inducement.

•
Explain how the conversion (a) occurred pursuant to changed conversion privileges that were exercisable only for a limited period of time and (b) included the issuance of al1 of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted as required by paragraph 2 of SFAS 84 and as further discussed in paragraph 6 of EITF 02-15.

•	Tell us in sufficient detail how you measured the amount of the induced conversion expense.

•
Discuss how your measurement considered the guidance in paragraphs 3 and 4 of SFAS 84, which indicates you would recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms and measure the fair value of the securities or other consideration as of the date the inducement offer is accepted by the convertible debt holder.

We have noted your comment and as required we provide below our response to help you understand our accounting for the induced conversion transactions:

We announced on April 21, 2006 our intention to offer conversion of outstanding convertible debentures totaling $1,450,000 and accrued interest thereon at a conversion price of $0.90 per share for a limited period. The offer was accepted by three convertible debenture holders for a total principal amount of $1 million, and conversion was effected on the dates as stated hereunder. One convertible debenture holder (Dery) negotiated with the Company to obtain a lower conversion price of $0.57 per share for the principal portion only.

Dery converted $400,000 principal amount and accrued interest of $46,681 at conversion prices of $0.57 per share and $.90 per share, respectively. Dery was allotted a total of 753,644 shares for the induced conversion. Based on a market price of common stock of $1.06 per share on May 15, 2006, the date of the induced conversion, the resulting fair value of shares issued was $798,839. If the convertible debenture had been converted at the original conversion price per the terms of issuance of the convertible debenture of $1.00, the fair value of shares that would have been issued would have been $ 473,482. The resulting difference of $325,357 ($798,839 less $473,482) was recorded as debt conversion expense and was reflected as Other Expense in the Statement of Operations. This conversion is similar to Example 1, Appendix A to SFAS 84: Induced Conversions of Convertible Debt.

Katan, a convertible debenture holder, converted $500,000 principal amount and accrued interest of $56,992 at a conversion price of $.90 per share. Katan was allotted a total of 622,222 shares for the induced conversion. Based on a market price of common stock of $1.06 per share on May 15, 2006, the date of the induced conversion, the resulting fair value of shares issued was $656,014. If the convertible debenture had been converted at the original conversion price pursuant to the terms of issuance of the convertible debenture of $1.00 per share, the fair value of shares that would have been issued would have been $590,412. The resulting difference of $65,602 ($656,014 less $590,412) was recorded as debt conversion expense and was reflected as Other Expense in the Statement of Operations. This conversion is similar to Example 1, Appendix A to SFAS 84: Induced Conversions of Convertible Debt.

Blau, a convertible debenture holder, converted $100,000 principal amount and accrued interest of $9,643 at a conversion price of $.90 per share. The convertible debenture holder was allotted a total of 121,944 shares for the induced conversion. Based on a market price of common stock of $1.06 per share on May 15, 2006, the date of the induced conversion, the resulting fair value of shares issued was $129,135. If the convertible debenture had been converted at the original conversion price pursuant to the terms of issuance of $1.00 per share, the fair value of shares that would have been issued would have been $116,222. The resulting difference of $12,913 ($129,135 less $116,222) was recorded as debt conversion expense and was reflected as Other Expense in the Statement of Operations. This conversion is similar to Example 1, Appendix A to SFAS 84: Induced Conversions of Convertible Debt.

The above induced conversions resulted in a total expense of $403,873. A total of 1,497,810 shares were issued on induced conversion and the principal and accrued interest amounts that were adjusted totaled approximately $1,113,300, as opposed to the $1,109,608 as earlier disclosed in our Form 10-QSB for the periods ended June 30, 2006. The difference of $3,692 is deemed immaterial.

The Company believes that the induced conversion of convertible debt is within the scope of paragraph 2 of SFAS 84, and as further discussed in paragraph 6 of EITF 02-15 (EITF 02-15: Determining Whether Certain Conversions of Convertible Debt to Equity Securities Are within the Scope of FASB Statement No. 84), and the measurement of the expense is in accordance with paragraphs 3 and 4 of SFAS 84.

22. Please tell us whether and how the conversion price of the convertible debentures was lowered as a result of the issuance of preferred stock in June 2006. If applicable, please tell us how you accounted for any change in the conversion price, and why.

The conversion price of the convertible debentures was in no way affected by the issuance of preferred stock in June 2006.

Note 8. Shareholders' Equity Transactions, page 10

23. Please tell us and revise the filing to disclose in summary form, consistent with paragraph 4 of SFAS 129, the conditions under which the exercise price of the warrants is subject to adjustment.

The exercise price of the warrants was subject to adjustment, according to the reported terms of the financing, from $1.50 to $1.00 per share in the event the Company did not execute a transaction with Inverness Medical Innovations, Inc. and Chembio Diagnostic Systems, Inc. by July 31, 2006. The Form 10-QSB for the quarter ended June 30, 2006 reflects a 50% probability that such adjustment would occur.

Additionally, the exercise price of the warrants was subject to adjustment for anti-dilution purposes in the event of a Company recapitalization, reorganization, distribution, consolidation, merger or sale, in order to effectively maintain the value of the warrants to their value immediately prior to the occurrence of such event.

The Company will revise the filing as you request to disclose in summary form this condition under which the exercise price of the warrants is subject to adjustment.

Comment 24:
We note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC, or else you are required to pay a liquidated damages payment equal to 1%, of the product of the original purchase price of the preferred stock per month until the event is cured. Please tell us and revise the filing to disclose whether there is a limit on the maximum penalty that could be incurred and whether you are also required to keep the registration statement continuously effective for a preset time period.

There is no stated limit on the maximum penalty that could be incurred. However, the maximum penalty is effectively capped as the period or periods for which payments are due for events of default are limited under the registration rights agreement to 24 months. Accordingly, the penalty is capped at 24%.

The Company is required to keep the Registration Statement continuously effective until such date as is the earlier of (x) the date when all Registrable Shares covered by the registration statement have been sold or (y) the date on which the Registrable Shares may be sold without any restriction pursuant to Rule 144 as determined by Counsel to the Company. The registration statement was timely filed and declared effective, and no penalty was payable at that time.

We will revise the filing to make these disclosures as you request.

Comment 25:

We note the EITF deliberated the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the preferred stock and account for the warrants as liabilities. Please also revise the filing to disclose your accounting policy with respect to the accounting for the liquidated damages consistent with paragraph 8 of APB 22.

We noted your comment and we provide below our consideration of the guidance in EITF 05-4 and the different views outlined in Issue Summary No. 1 to EITF 05-4.

We note that the Task Force in EITF 05-4: The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, has not reached a consensus on the issues discussed therein. In our analysis of the registration rights agreement and in considering whether to bifurcate the conversion option and the warrants as liabilities, we have considered the guidance in EITF 05-4 (EITF 05-4: The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19) and the different views outlined in the Issue Summary No.1 to EITF 05-4.

The Company subscribes to View A as discussed in the Issue Summary.
Under View A:
The registration rights agreement and the financial instrument agreement should be considered together as a unit and analyzed under Issue 00-19. If the maximum potential liquidated damages penalty payable in cash is greater than a reasonable estimate of the difference in fair value between registered and unregistered shares, the combined instrument should be classified as a liability under Issue 00-19 and accounted for as a derivative.

Proponents of View A believe that an assessment must be made as to whether the maximum potential liquidated damages penalty under the registration rights agreement reflects a reasonable discount for the difference between the fair values of the registered and unregistered shares issuable upon exercise of the financial instrument. These proponents believe this type of discount was contemplated by the Task Force in Issue 00-19 and is described in paragraph 16 [Missing Graphic Reference]of that Issue. Under that paragraph, Issue 00-19 requires that to the extent that the maximum liquidated damages penalty payable under the contract would exceed a reasonable discount, the ability to deliver unregistered shares should be considered an uneconomic alternative and that alternative should be disregarded in classifying the contract.

Therefore, proponents of View A believe a registration rights agreement issued in conjunction with a financial instrument in which the maximum liquidated damages penalty exceeds the difference between the fair values of the registered and unregistered shares must be classified as a liability. However, if the maximum liquidated damages penalty were less than or equal to the difference between the fair values of the registered and unregistered shares, the delivery of unregistered shares would be considered an economic alternative and the combined financial instrument would be classified as equity, assuming all other criteria in paragraphs 12-32 are met.

The Company analyzed the agreements related to the private placement and specifically the registration rights agreement and determined that the liquidated damages clause for registration related defaults under the Registration Rights Agreement was not capped and could range from a minimum of 0% to a maximum of 24% (1% per month for 24 months). The amount of liquidated damages was considered to more than the difference between the fair value of the registered shares and the unregistered shares. Accordingly, the Company determined the conversion option and the warrants under paragraphs 14-18 of EITF 0-19 (EITF 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock to be both a liability). This resulted in bifurcation of the conversion option from the host preferred stock instrument and accounting for the warrants as liability.

As requested by the SEC Staff comment and in accordance with paragraph 8 of APB 22, we will revise our Form 10-QSB for the periods ended June 30, 2006 to disclose our accounting policy for liquidated damages. We provide below this accounting policy:

Our accounting policy for liquidated damages is to account for the liability in accordance with the provision of SFAS 5 (SFAS 5: Accounting for Contingencies). Accordingly, we record liquidated damages if they are probable and are determinable. In accordance with the provisions of EITF 00-19, we assess potential liquidated damages of any financing transaction at inception and if these are considered significant enough to be greater than the difference between fair value of registered shares and unregistered shares, we account for the underlying financial instruments, such as conversion option, warrants, etc affected as a liability. At each reporting period thereafter, we reassess the liquidated damages to determine if they continue to be significant enough to be greater than the difference between fair value of registered shares and unregistered shares or represent a reasonable discount to fair value of registered shares. In the latter case, we modify the accounting for the outstanding underlying financial instruments and classify them as equity. We understand that there is a proposed FSP EITF 00-19b, Accounting for Registration Payment Arrangements. Our accounting policy will be modified to reflect the guidance in the proposed FSP when it is final.

Comment No 26 and 29:

We note that you reflect the preferred stock in temporary equity. Please disclose the method you are using to value the preferred stock consistent with paragraphs 15 -16 of EITF Topic D-98. Also note that if you believe it is not probable that the security will become redeemable, then consistent with paragraph 15 of EITF Topic D-98, disclose why it is not probable.

We are addressing these two comments together as the response to these comments is related. We noted your comments and we will revise our Form 10-QSB for the periods ended June 30, 2006 to disclose the method we used to value the preferred stock and also disclose the reasons why we deem that the preferred stock is not probable of redemption. Further, we provide below the information requested by the SEC staff in these two comments.

We determined that the conversion option and warrants are both liabilities (see response to comment no. 27). We calculated the fair value of the conversion option and warrants using the Black Scholes method and determined their initial fair value at $3,698,316 and $2,095,930, respectively. Refer to our response to comment no. 28 for details on our calculation of these fair values including the method used and significant assumptions made.

As the fair value of these instruments exceeded the net proceeds of $2,150,000 from preferred stock, the excess of $3,644,246 was charged as an expense to the Statement of Operations at inception. The excess was calculated net of the par value of the preferred stock of $2. We deemed the fair value of the preferred stock to be 0 at inception. The $2 reflects the minimum par value of the stock.

We believe that the recognition of unrealized loss at inception is in accordance with footnote 3 of EITF 02-3 (EITF 02-3: Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities). As the conversion option and warrants are not traded, quoted market prices are not available. As an alternate, we used the Black Scholes method incorporating observable market data such as risk-free interest rate, and volatility based on the Company’s stock prices and other contractual data. We also believe that this accounting is in accordance with similar informal guidance from the SEC staff, which is described below:

When registrants have discussed the situation of the fair value of the warrant and the conversion right exceeding the cash proceeds received, the staff has advised the Company to work through a series of questions:
1. Did you use the right model to estimate the fair value of the warrant and the conversion right?  If the conversion right has complex features, the Black-Scholes model may not appropriately capture all of the features.
2. Did you use the right assumptions?
3. Are there other elements to the transaction--stated or unstated rights or privileges--that the company has failed to account for?

Often as the companies work through these questions they discover that the fair values of the elements do converge on the cash proceeds received.  If after considering these questions the company finds that the estimated values still exceed the cash proceeds received, the staff has not objected to charging the excess to expense."

It may be further noted that we have been advised by our valuation consultant, that it is reasonable and appropriate to fair value the conversion option and warrants with a reset feature for the exercise price, by using a Black Scholes model with assumptions of probability of the contingent event.

Based on the above informal SEC Staff guidance and footnote 3 of EITF 02-3, we believe that our accounting at inception to expense the excess is appropriate. Further, if we had recorded the embedded derivative, warrants and host preferred contract in accordance with DIG Issue B6 i.e. restricted the overall amount to the value of the proceeds of $2,150,000, the subsequent mark-to-market accounting as of June 30, 2006 for the conversion option and the warrants would have resulted in a charge to the Statement of Operations for the same amount and in the same period as currently recorded in the financial statements. However, we do agree that the value of the preferred stock would be for a different higher amount if we had recorded the allocation in accordance with DIG Issue B6 and footnote 13 to paragraph 49 of SFAS 133 (SFAS 133: Accounting for Derivative Instruments and Hedging Activities).

The Series A Convertible Preferred Stock agreement contains redemption provisions upon occurrence of a “major transaction”, upon occurrence of a “triggering event” and upon the Company’s failure to convert and issue common shares for resale under the Registration Statement. A major transaction is defined to be consolidation, merger or other business combination, sale of more than 50% of the Company’s assets or sale by more than 50% of the common stockholders in a tender or exchange offer. Triggering events are defined to be when the Company: deregisters its shares of common stock; consummates a going private transaction or commits a breach of any representation, warranty or covenant or any other term or condition of the Purchase Agreement, unless the breach is not material or is curable (all these events require redemption in cash only); and has a lapse of registration or unavailability of registration for sale of common shares which cannot be sold in the market pursuant to Rule 144(k); has suspension from listing without subsequent listing or failure of common stock to be listed on at least one of the stock markets; and has inability to comply with conversion of 2006 preferred to common stock (all these events require redemption in cash or stock, at the Company’s option).

As of June 30, 2006, we believed that none of the events that trigger redemption were probable of occurring. The Company believes that many of these events are within its control and accordingly the probability of occurrence of any of such events is small. The events that are not within Company’s control and which trigger redemption are lapse of registration or unavailability of registration and suspension of listing. The Company believes that although these two events are not in its control, as of June30, 2006, they are not probable of occurring. As such, in accordance with paragraphs 15 of EITF Topic D-98: Classification and Measurement of Redeemable Securities, the Preferred Stock is not currently accreted to its redemption value.

Comment No. 27:
Please address the following relating to your accounting for your Series 2006-A Convertible Preferred Stock:

•
Tell us how you applied the guidance in SFAS 133 and EITF Issue 00-19 in determining that the conversion feature for the preferred stock is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133, specifically addressing your consideration of paragraphs 12-32 of EITF 00-19.

•	Discuss your similar analysis under SFAS 133 and EITF 00-19 for the free-standing warrant issued with the preferred stock.

•
Revise the note to also disclose in summary form why you have bifurcated the conversion feature of the preferred stock and accounted for it at fair value under SFAS 133 and why you are classifying the warrants as liabilities and recording them at fair value and provide any other applicable disclosures under paragraphs 50 -51 of EITF 00-19.

The Company has analyzed the provisions of the various agreements that pertain to the issuance of the Series 2006-A Convertible Preferred Stock and Warrants (the “agreements”) issued to the investors to determine if the features need to be bifurcated and if the freestanding warrants should be accounted for as an asset/liability or as an equity instrument. We provide below our analysis of the conversion feature of our Series 2006-A Convertible Preferred Stock (“Preferred Stock”) and the warrants issued with the preferred stock:

Analysis of warrants:
As warrants are freestanding instruments, they are required to be analyzed to determine whether they meet the definition of a derivative under SFAS133 (paragraphs 6-9) and, if so, whether they meet the scope exemption in paragraph 11(a) of SFAS 133. In conjunction with the analysis under paragraph 11(a), warrants have to be analyzed under EITF 00-19, which contains explicit guidance regarding the classification and measurement of warrants. Generally, any condition (without regard to probability) that could result in the warrant requiring net-cash settlement requires recognition of a derivative liability, at fair value.

Step 1: Determine whether the warrant meets the definition of a derivative instrument:

A derivative financial instrument is defined by its features and whether it possesses the three principal elements of a derivative: a notional amount, an underlying and net-settlement. Generally, a warrant is considered a derivative by definition; and the warrants that were issued in connection with this financing arrangement of the Company embody all of the features required for derivative definition.

Step 2: Determine whether the warrants are afforded the Paragraph 11 scope exemption:

Paragraph 11(a) of SFAS133 provides that a reporting entity shall be exempt from derivative accounting for contracts that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

Paragraph 11(a)(1): The warrants are indexed to a defined number of common shares of the Company based on the exercise price, and as such, this condition is met.

Paragraph 11(a)(2): In evaluating whether the equity classification would be afforded the warrants, the Company considered the guidance of SFAS 150 and EITF 00-19. SFAS 150 provides that instruments that are unconditionally redeemable for cash are recorded as liabilities at fair value. There are no terms and conditions in the agreements that provide for unconditional cash settlement. The Company further considered the guidance in EITF 00-19 applicable to the warrants.

EITF 00-19 provides that an equity classification is appropriate if the settlement criteria set forth therein for such classification are met and that the additional conditions necessary for equity classification (paragraphs 12-32), set forth therein, are also met.

Paragraph 8 of EITF 00-19 provides the following:
Equity classification would be appropriate for:
•	Contracts that require physical settlement or net-share settlement
•
Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

The terms of the agreement only provide for exercise of warrants into shares of common stock of the Company on payment of the exercise price in cash or by means of a cashless exercise. There are no terms which provide for any net cash settlement, except in the case of triggering events. In the case of triggering events there is a provision for redemption in cash if specified conditions apply. The triggering events specified are consolidation, merger, transfer of substantially all of Company’s property, capital reorganization or reclassification of the Company’s Capital Stock. Such triggering events are within control of the Company and as such physical or net share settlement is assumed, and net cash settlement is not applicable. As such, we believe that the warrants meet the criteria for equity classification.

The agreements are next analyzed under the provisions of paragraphs 12-32 of EITF 00-19 as under:
•	Paragraphs 12 and 13 do not apply as there is no net-cash settlement.
•
Paragraphs 14 to 17: See response to comment no. 24. The Company deems that the maximum liquidated damages penalty does exceed a reasonable discount between a registered share and unregistered share of the Company. The Company concluded that the agreements do not allow the Company to settle in unregistered shares.

•
Paragraphs 19, 23: The Company has sufficient authorized shares to meet physical or net-share settlement on exercise of the warrants. The Company’s authorized capital at date of issue was 50 million shares of common stock and the outstanding shares and commitments to issue shares were approximately 45,328,948 million shares.

•
Paragraphs 20-22: The warrant agreement provides for adjustment of exercise price from $1.50 to $1.00 in case certain specified conditions are not met. However, the number of shares to be exercised into remains unchanged. In addition, the exercise price is adjusted for organizational changes to prevent dilution of the warrant holder’s interest. These specified events are stock splits, combinations, distributions, recapitalization, reorganization, reclassification, consolidation, merger or sale. These are standard anti-dilution clauses. They may result in increase or decrease in the number of shares that may be issuable on exercise of the warrants. Further warrant exercise price is subject to reduction if the Company issues common shares at a price lower than the exercise price of the warrant. However, the number of shares to be exercised into remains unchanged. The events that trigger the anti-dilution clause are within the control of the Company. As such, the Company deems that the issuance of shares is within its control. In case of reduction in exercise price, the number of shares issuable remains unchanged.

•	Paragraph 25 does not apply as there is no cash payment for failure to make timely filings with the SEC.
•	Paragraph 26- The agreements do not provide for any “top-off” or “make whole” provisions.
Paragraph 27- The agreements require the warrant holder to be placed in the shoes of the common stock holder prior to a consolidation or merger or sale of Company, in case a warrant holder chooses to exercise the warrants post such consolidation, merger or sale. Such a provision is exempt under this paragraph, and therefore does not preclude permanent equity classification.
•	Paragraphs 29, 30, 31 - Warrant holder rights are not higher than those of common stockholders.
•	Paragraph 32- No requirement to post collateral.
•	Paragraphs 18, 24, 28 do not apply.

Based on above analysis, the Company concludes that the warrants issued to investors are considered a liability and not equity instruments.

Analysis of Conversion Option:
The conversion is at any time at the option of the holder at conversion price of $.80 or a conversion price of $.50 if certain events do or do not occur. The conversion option is an embedded feature and needs to be evaluated under SFAS 150, SFAS 133, and EITF 00-19

SFAS 150 applies to freestanding financial instruments. An instrument is freestanding if the contract is legally detachable and separately exercisable. As the conversion option is not legally detachable and separately exercisable, SFAS 150 does not apply.

SFAS 133 applies to an embedded derivative. In this case, the 2006 preferred stock is the host contract and the conversion option is the embedded derivative.

This embedded derivative meets the first two conditions of SFAS 133, Paragraph 12:
1.
The economic characteristics of the embedded contract are not closely and clearly related to those of the host contract. The conversion option is more akin to equity as it is convertible into equity. The preferred shares are more akin to debt because they have accrued dividends, no general voting rights, and are contingently redeemable.

2.	The contract, convertible preferred stock, is not remeasured at fair value under GAAP accounting.
3.
The third and last condition is that the embedded derivative, if separated from the host contract, would be a derivative instrument. The definition of a derivative includes the requirement for net settlement in Paragraph 6 of SFAS 133. For a public company, a conversion option would meet the net settlement criterion of SFAS 133 due to the liquidity of the stock. However, if the shares underlying the conversion option are not currently registered but are subject to a registration rights agreement, the FASB staff, the SEC staff, and major accounting firms hold differing views regarding the ability to net settle the conversion option. The Company believes that it is reasonable to assume that the shares to be issued on conversion will be registered. As such, the Company deems it reasonable to treat the conversion option as net settleable.

As such the conversion option is considered to be a derivative. The next analysis is to determine if the exception in SFAS 133, Paragraph 11(a) applies, i.e. whether (i) the conversion option is indexed to the company’s stock and (ii) can be classified in stockholders’ equity.
(i)
As per EITF 01-6, the conversion option is considered to be indexed to the Company’s stock. This is because the contingency provision is not based on any observable market or observable index and once the contingency occurs, the conversion price is solely based on the issuer’s stock. As such, the Company concludes that the conversion option is indexed to the company’s stock.

(ii)
Classification in stockholders’ equity is to be evaluated using the guidance in EITF 00-19. The conversion is not a conventional convertible option based on guidance in EITF 05-2. This is due to the reset of the conversion price based on the occurrence of certain contingent events.

The next analysis of the conversion option as per paragraphs 12 to 32 of EITF 00-19 is described below:

•	Paragraphs 12 and 13 do not apply as there is no net-cash settlement.
•
Paragraphs 14 to 17: See response to comment no. 24. The Company deems that the maximum liquidated damages penalty does exceed a reasonable discount between a registered share and unregistered share of the Company. The Company concluded that the agreements do not allow the Company to settle in unregistered shares.

•
Paragraphs 19, 23: The Company has sufficient authorized shares to meet physical or net-share settlement on exercise of the conversion option. The Company’s authorized capital at date of issue was 50 million shares of common stock and the outstanding shares and commitments to issue shares were approximately 45,328,948 million shares.

•
Paragraphs 20-22: The conversion option provides for adjustment of conversion price from $0.80 to $0.50 in case certain specified conditions are not met. However, the number of shares to be converted into remains unchanged. In addition, the conversion price is adjusted for organizational changes to prevent dilution of the preferred stock holder’s interest. These specified events are stock splits, combinations, distributions, recapitalization, reorganization, reclassification, consolidation, merger or sale. These are standard anti-dilution clauses. They may result in increase or decrease in the number of shares that may be issuable on exercise of the conversion option. Further conversion exercise price is subject to reduction if the Company issues common shares at a price lower than the conversion price. However, the number of shares to be converted into remains unchanged. The events that trigger the anti-dilution clause are within the control of the Company. As such, the Company deems that the issuance of shares is within its control. In other cases of reduction in conversion price, the number of shares issuable remains unchanged.

•	Paragraph 25 does not apply as there is no cash payment for failure to make timely filings with the SEC.
•	Paragraph 26- The agreements do not provide for any “top-off” or “make whole” provisions.
Paragraph 27- The agreements require the preferred stock holder to be placed in the shoes of the common stock holder prior to a consolidation or merger or sale of Company, in case a preferred stock holder chooses to exercise the conversion option post such consolidation, merger or sale. Such a provision is exempt under this paragraph, and therefore does not preclude permanent equity classification.
•	Paragraphs 29, 30, 31 - Rights of Preferred Stock holder are not higher than those of common stockholders.
•	Paragraph 32- No requirement to post collateral.
•	Paragraphs 18, 24, 28 do not apply.

As such, the Company concluded that the conversion option is an embedded derivative that needs to be bifurcated.

We noted that our current disclosure in Form 10-QSB for the quarter ended June 30, 2006 in note 8 to financial statements has failed to refer to the reset provision for the exercise price of the warrants and the conversion price for the preferred stock. We will revise our future filings to amend our current disclosure to include the reset provision and further as requested by the SEC Staff in their comment, we will revise the current disclosure related to bifurcation of the conversion feature and accounting for warrants as liabilities by adding the following language:

We have bifurcated the conversion feature as an embedded derivative, have classified the warrants as liabilities and have accounted for both of them at fair value in accordance with the guidance in SFAS 133 and EITF 0-19. The Registration Rights Agreement related to our private placement arrangement specifies certain registration rights to the investors. These registration rights include provision for liquidated damages in the event of not filing a timely a registration statement or for not timely having the registration statement declared effective by the Securities and Exchange Commission. The registration pertains to shares of common stock which an investor will receive on conversion of the convertible preferred stock and on exercise of warrants. We evaluated the potential amount of liquidated damages in the event of non-compliance and determined that the liquidated damages for not filing a timely registration statement or for not timely having it declared effective by the Securities and Exchange Commission are more than a reasonable discount between a registered share and an unregistered share. As such, we concluded that paragraphs 14 to 17 of EITF 00-19 are applicable and that the conversion feature requires bifurcation and that the warrants should be classified as liabilities.

Comment No. 28:
Please tell us and disclose, consistent with paragraph 10 of SFAS 107, the methods and significant assumptions used to estimate the fair value of the Preferred stock and warrants at inception and as of June 30, 2006.

We have noted your comment and we will revise our Form 10-QSB for the periods ended June 30, 2006 to disclose in accordance with paragraph 10 of SFAS 107, the methods and significant assumptions used to estimate the fair value of the preferred stock and warrants at inception and as of June 30, 2006. Further, we provide below the requested information by the SEC Staff in this comment.

The Warrants and the Conversion Option had a reset provision for the exercise price based on the same contingent event. The conversion price is $.80 and resets to $.50 if the contingent event occurs and similarly, the Warrants exercise price is $1.50 and resets to $1.00 if the contingent event occurs. Management assigned an equal probability of 50% to each of the conditions at both inception and on June 30, 2006.

At inception:
The inputs to the two separate Black Scholes calculations that we performed for the Warrants are - Term of 4.5 years, Volatility of 178.91%, risk free interest rate of 5.04%, stock price of $1.10 and exercise price of $1.50 and $1.00. The calculated value per warrant is $1.034 and $1.046. The weighted average value is calculated to be $1.04. Any change in probabilities assigned to the two conditions would have not materially impacted the weighted average value of the warrant. The fair value of the warrant was determined to be $2,095,930.

The inputs to the two separate Black Scholes calculations that we performed for the Conversion Option are - Term of 4.5 years, Volatility of 178.91%, risk free interest rate of 5.04%, stock price of $1.10 and conversion price of $0.8 and $0.50. The calculated value per conversion option is $1.052 and $1.063. Using 50% probability for each condition, the total fair value of the conversion option is $3,698,316.

As of June 30, 2006:
The inputs to the two separate Black Scholes calculations that we performed for the Warrants are - Term of 4.5 years, Volatility of 178.91%, risk free interest rate of 5.10%, stock price of $1.50 and exercise price of $1.50 and $1.00. The calculated value per warrant is $1.423 and $1.437. The weighted average value is calculated to be $1.43. Any change in probabilities assigned to the two conditions would have not materially impacted the weighted average value of the warrant. The fair value of the warrant was determined to be $2,882,589.

The inputs to the two separate Black Scholes calculations that we performed for the Conversion Option are - Term of 4.5 years, Volatility of 178.91%, risk free interest rate of 5.1%, stock price of $1.50 and conversion price of $0.8 and $0.50. The calculated value per conversion option is $1.445 and $1.457. Using 50% probability for each condition, the total fair value of the conversion option is $5,074,293.

29. We note that at the date of issuance for the preferred stock your fair value calculation for the bifurcated embedded conversion feature of the preferred stock was $3,698,316 and for the warrants the fair value was $2,095,903, or a total of$5,794,246. This calculated value exceeds the proceeds from the preferred stock and warrants of $2.15 million by $3,644,246, or 69% above the value of the proceeds. Since your valuations are significantly in excess of the proceeds received, please tell us how you considered the guidance in paragraph 540 of SFAS 133, footnote 3 of EITF 02-3, DIG issue B6, and footnote 13 to paragraph 49 of SFAS 133 and why you believe that the calculated values are consistent with that guidance.
See 26.

Comment No. 30:

30. We note that you are classifying the gains and losses related to valuing the bifurcated conversion feature of your preferred stock and warrants as interest expense in your statement of operations; “In light of the material amounts being recorded; tell us why you have not presented the amounts in a separate and clearly descriptive caption of the statements of operations.

We agree with your comment and will revise the Statement of Operations for the three and six months ended June 30, 2006 included in the Form 10-QSB to reflect the gain/loss related to valuing the bifurcated conversion feature of our preferred stock and warrants in a separate and clearly descriptive caption.

_____________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the riling; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to directly contact, for accounting matters, our independent account firm: Lazar Levine Felix LLP, Mr. Paul Adams at (212) 736-1900; and for matters relating to SEC disclosure or other legal matters: our counsel, Krieger & Prager, LLP, Samuel M. Krieger, Esq. at (212) 363-2900.

Very truly yours,

s/s Leo Ehrlich
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Leo Ehrlich
Chief Financial Officer